Exhibit 99.1

4.5 Billion Parcels Expanded Market Share to 20.4%

Adjusted Net Income Increased 23.1% to Reach RMB781.6 Million

ZTO Reports First Quarter 2021 Unaudited Financial Results

SHANGHAI, May 19, 2021/PRNewswire/ — ZTO Express (Cayman) Inc. (NYSE: ZTO and SEHK: 2057), a leading and fast-growing express delivery company in China (“ZTO” or the “Company”), today announced its unaudited financial results for the first quarter ended March 31, 2021[1]. The Company delivered a parcel volume growth of 88.5% and expanded market share by 1.5 percentage points to 20.4% while maintaining high quality of service and customer satisfaction. Adjusted net income beat market expectations by growing 23.1% to reach RMB781.6 million. Cash generated from operating activities was RMB477.0 million.

First Quarter 2021 Financial Highlights

·	Revenues were RMB6,472.5 million (US$987.9 million), an increase of 65.3% from RMB3,915.9 million in the same period of 2020.
·	Gross profit was RMB1,096.5 million (US$167.4 million), an increase of 33.9% from RMB818.7 million in the same period of 2020.
·	Net income was RMB533.5 million (US$81.4 million), an increase of 43.8% from RMB371.0 million in the same period of 2020.
·	Adjusted EBITDA[2] was RMB1,468.1 million (US$224.1 million), an increase of 25.1% from RMB1,173.4 million in the same period of 2020.
·	Adjusted net income[3] was RMB781.6 million (US$119.3 million), an increase of 23.1% from RMB635.1 million in the same period of 2020.
·	Basic and diluted earnings per American depositary share (“ADS”[4]) were RMB0.64 (US$0.10), an increase of 33.3% from RMB0.48 in the same period of 2020.
·	Adjusted basic and diluted earnings per American depositary share[5] attributable to ordinary shareholders were RMB0.94 (US$0.14), an increase of 14.6% from RMB0.82 in the same period of 2020.
·	Net cash provided by operating activities was RMB477.0 million (US$72.8 million), compared with RMB177.8 million in the same period of 2020.

Operational Highlights for First Quarter 2021

·	Parcel volume was 4,475 million, an increase of 88.5% from 2,374 million in the same period of 2020.
·	Number of pickup/delivery outlets was approximately 30,000 as of March 31, 2021.
·	Number of direct network partners was over 5,350 as of March 31, 2021.
·	Number of line-haul vehicles was over 10,450 as of March 31, 2021, which included over 10,050 self-owned vehicles and approximately 400 vehicles owned and operated by Tonglu Tongze Logistics Ltd., a transportation operator that works exclusively for ZTO.
·	Out of the over 10,050 self-owned trucks, over 8,100 were high capacity 15 to 17-meter-long models as of March 31, 2021, compared to approximately 7,900 as of December 31, 2020.
·	Number of line-haul routes between sorting hubs was over 3,650 as of March 31, 2021, compared to over 3,600 as of December 31, 2020.
·	Number of sorting hubs was 95 as of March 31, 2021, among which 84 are operated by the Company and 11 by the Company’s network partners.

(1)         An investor relations presentation accompanies this earnings release and can be found at http://zto.investorroom.com.

(2)         Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income before depreciation, amortization, interest expenses and income tax expenses, and further adjusted to exclude the shared-based compensation expense and non-recurring items such as the gain on disposal of equity investment and subsidiary which management aims to better represent the underlying business operations.

(3)        Adjusted net income is a non-GAAP financial measure, which is defined as net income before share-based compensation expense and non-recurring items such as gain on disposal of equity investment and subsidiary in which management aims to better represent the underlying business operations.

(4)         One ADS represents one Class A ordinary share.

(5)       Adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders is a non-GAAP financial measure. It is defined as adjusted net income attributable to ordinary shareholders divided by weighted average number of basic and diluted shares, respectively.

Mr. Meisong Lai, Founder, Chairman and Chief Executive Officer of ZTO, commented “For the first quarter, China's express delivery industry benefited from the steady recovery and growth of domestic economy and achieved a 75% parcel volume growth against a low comparative base last year. With 4.5 billion parcels, ZTO grew its volume 13.5 percentage points faster than the industry average and expanded our market share by 1.5 percentage points to 20.4% from last year.”

Mr. Lai added, “The competitive dynamics of China’s express delivery industry continued to evolve. While profit level declined for the industry due to price competition that remained intense, those with stronger capacity and more stable partner network delivered better performance results. Since its early years, ZTO has devoted resources towards continuous development of infrastructure and cultivation of trust and loyalty by its network partners. Relying on our leading throughput capability and effective incentive policies across our network, we achieved healthy levels of market share expansion and earnings as we remained number one in customer satisfaction ranking. We firmly believe, our consistent strategy and execution through high quality of service backed by leading scale and efficiency will provide the winning edge going forward.”

Ms. Huiping Yan, Chief Financial Officer of ZTO, commented, “We achieved RMB 782 million adjusted net profit that increased 23.1%. Our core express delivery business ASP declined by 12.4%, the least amount of drop compared with industry peers, yet we have achieved the most market share gain. The combined unit sorting and transportation costs efficiency gain was 5.2% despite the absence of favorable effects of ETC toll waiver policy that expired May last year, and our lean corporate structure continued to contribute positively to the bottom line.”

Ms. Yan added, “Cash flow from operating activities increased 168.3% to reach RMB 477 million in the quarter. Capital expenditures was RMB 2.3 billion as we focus more on building comprehensive logistics service capabilities. We have set distinctive targets towards differentiating products and services across logistics landscape to serve a greater array of consumers and businesses in the next 3 to 5 years.”

First Quarter 2021 Financial Results

	Three Months Ended March 31,
	2020		2021
	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Express delivery services	3,406,410	87.0	5,672,809	865,840	87.6
Freight forwarding services	295,476	7.5	492,986	75,244	7.6
Sale of accessories	177,025	4.5	260,179	39,711	4.0
Others	36,978	1.0	46,563	7,107	0.8
Total revenues	3,915,889	100.0	6,472,537	987,902	100.0

Total Revenues were RMB6,472.5 million (US$987.9 million), an increase of 65.3% from RMB3,915.9 million in the same period of 2020. Revenue from the core express delivery business increased by 65.2% compared to the same period of 2020, as a combined result of an 88.5% increase in parcel volume and a 12.4% decrease in parcel unit price mainly driven by competition and per parcel weight decline. Revenue from freight forwarding services increased by 66.8% compared to the same period of 2020, driven by surging cross border e-commerce demand and improved pricing amidst the COVID-19 outbreak globally. Revenue from sales of accessories, largely consisting of the sales of thermal paper used for digital waybills’ printing, increased by 47.0%, much lower than volume increase due to increasing usage of lower-priced single-sheet digital waybill that reduces carbon footprint. Other revenues were mainly derived from financing services and advertising services.

	Three Months Ended March 31,
	2020		2021
		% of			% of
	RMB	revenues	RMB	US$	revenues
	(in thousands, except percentages)
Line-haul transportation cost	1,297,417	33.1	2,533,913	386,751	39.1
Sorting hub cost	965,756	24.7	1,511,370	230,680	23.4
Freight forwarding cost	287,613	7.3	436,393	66,607	6.7
Cost of accessories sold	74,475	1.9	74,575	11,382	1.2
Other costs	471,968	12.1	819,753	125,118	12.7
Total cost of revenues	3,097,229	79.1	5,376,004	820,538	83.1

Total cost of revenues was RMB5,376.0 million (US$820.5 million), an increase of 73.6% from RMB3,097.2 million in the same period last year.

Line haul transportation cost was RMB2,533.9 million (US$386.8 million), an increase of 95.3% from RMB1,297.4 million in the same period last year. The increase was mainly due to (i) expiration of federal toll road fee waiver policy from mid-February to early May 2020 during the pandemic, and (ii) lower domestic diesel price during the pandemic outbreak last year. As a result, the line-haul transportation cost per parcel increased by 3.6% to RMB0.57 net of positive effects from increased usage of more self-owned higher-capacity vehicles.

Sorting hub operating cost was RMB1,511.4 million (US$230.7 million), an increase of 56.5% from RMB965.8 million in the same period last year. The increase was primarily consisted of (i) RMB436.5 million (US$66.6 million) increase in labor-associated costs, and (ii) RMB61.8 million (US$9.4 million) increase in depreciation and amortization costs due to the increased number of installed automated sorting equipment. As of March 31, 2021, 349 sets of automated sorting equipment were in service, compared to 265 sets as of March 31, 2020. The sorting hub operating cost per parcel decreased by 17.0% to RMB0.34 benefiting from higher level of automation and improved economies of scale.

Cost of accessories sold was RMB74.6 million (US$11.4 million), relatively stable compared with RMB74.5 million in the same period last year as a combined result of package volume increase and per unit cost decrease as single-sheet digital waybill adoption rate increased.

Other costs were RMB819.8 million (US$125.1 million), an increase of RMB347.8 million (US$53.1 million) compared to the same period last year. The increase was mainly consisted of (i) an increase of RMB243.3 million (US$37.1 million) in dispatching costs serving enterprise customers which is reasonable against the associated volume increase of 117.3%, (ii) an increase of RMB84.0 million (US$12.8 million) in expenses related to the development of technology platform and (iii) an increase of RMB21.2 million (US$3.2 million) in tax surcharge.

Gross Profit was RMB1,096.5 million (US$167.4 million), an increase of 33.9% from RMB818.7 million in the same period last year. Gross margin rate was 16.9% compared to 20.9% in the same period last year as a net result of competition-led ASP decline of 12.4% for the core express delivery partially offset by related unit cost decline of 6.7%.

Total Operating Expenses were RMB463.7 million (US$70.8 million), compared to RMB446.6 million in the same period last year.

Selling, general and administrative expenses were RMB620.2 million (US$94.7 million), increased by 10.7% from RMB560.1 million in the same period last year, mainly due to an increase of RMB50.3 million (US$7.7 million) in salaries and accrued performance-based bonuses.

Other operating income, net was RMB156.6 million (US$23.9 million), compared to RMB113.4 million in the same period last year. Other operating income mainly consisted of (i) government subsidies and tax rebates of RMB89.7 million (US$13.7 million), and (ii) RMB56.6 million (US$8.6 million) of VAT super deduction.

Income from operations was RMB632.9 million (US$96.6 million), an increase of 70.1% from RMB372.0 million for the same period last year. Operating margin rate increased to 9.8% from 9.5% in the same period last year mainly due to improved operating leverage.

Interest income was RMB75.5 million (US$11.5 million), compared with RMB126.2 million in the same period last year.

Interest expenses was RMB15.6 million (US$2.4 million), compared with RMB0.3 million in the same period last year.

Gain from fair value changes of financial instruments was RMB15.8 million (US$2.4 million), which reflected fair value changes, assessed using redemption prices estimated by selling banks, on dual currency notes/deposits, foreign exchange options and forward contracts. There were no similar financial instruments in the same period last year.

Income tax expenses were RMB149.6 million (US$22.8 million) compared to RMB129.8 million in the same period last year.

Net income was RMB533.5 million (US$81.4 million), which increased by 43.8% from RMB371.0 million in the same period.

Basic and diluted earnings per ADS attributable to ordinary shareholders were RMB0.64 (US$0.10), compared to basic and diluted earnings per ADS of RMB0.48 in the same period last year.

Adjusted basic and diluted earnings per ADS attributable to ordinary shareholders were RMB0.94 (US$0.14), compared with RMB0.82 in the same period last year.

Adjusted net income was RMB781.6 million (US$119.3 million), compared with RMB635.1 million during the same period last year.

EBITDA was RMB1,220.1 million (US$186.2 million), compared with RMB909.3 million in the same period last year.

Adjusted EBITDA was RMB1,468.1 million (US$224.1 million), compared to RMB1,173.4 million in the same period last year.

Net cash provided by operating activities was RMB477.0 million (US$72.8 million), compared with RMB177.8 million in the same period last year.

Business Outlook

The Company makes no changes to its previously stated annual volume guidance. Based on the current market conditions and current operations, the Company’s parcel volume for 2021 is expected to be in the range of 22.95 billion to 23.80 billion, representing a 35% to 40% increase year over year. Above estimates represent management’s current and preliminary view, which are subject to change.

Company Share Purchase

On November 15, 2018, the Company announced a share repurchase program whereby ZTO was authorized to repurchase its own Class A ordinary shares in the form of ADSs with an aggregate value of up to US$500 million during an 18-month period thereafter. On March 13, 2020, the board of directors of the Company approved the extension of the active share repurchase program to June 30, 2021. On March 31, 2021, the board of directors has approved changes to the share repurchase program, increasing the aggregate value of shares that may be repurchased from US$500 million to US$1 billion and extending the effective time by two years through June 30, 2023. The Company expects to fund the repurchases out of its existing cash balance. As of March 31, 2021, the Company has purchased an aggregate of 17,395,023 ADSs at an average purchase price of US$23.14, including repurchase commissions.

Exchange Rate

This announcement contains translation of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.5518 to US$1.00, the noon buying rate on March 31, 2021 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve Systems.

Use of Non-GAAP Financial Measures

The Company uses adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per American depositary share, each a non-GAAP financial measure, in evaluating ZTO’s operating results and for financial and operational decision-making purposes.

Reconciliations of the Company’s non-GAAP financial measures to its U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

The Company believes that adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per American depositary share help identify underlying trends in ZTO’s business that could otherwise be distorted by the effect of the expenses and gains that the Company includes in income from operations and net income. The Company believes that adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per American depositary share provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by ZTO’s management in its financial and operational decision-making.

Adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per American depositary share should not be considered in isolation or construed as an alternative to net income or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to compare the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per American depositary share presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to ZTO’s data. ZTO encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

Conference Call Information

ZTO’s management team will host an earnings conference call at 8:30 PM U.S. Eastern Time on Wednesday, May 19, 2021 (8:30 AM Beijing Time on May 20, 2021).

Dial-in details for the earnings conference call are as follows:

United States:	1-888-317-6003
Hong Kong:	852-5808-1995
Mainland China:	4001-206-115
Singapore:	800-120-5863
International:	1-412-317-6061
Passcode:	8671970

Please dial in 15 minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until May 26, 2021:

United States:	1-877-344-7529
International:	1-412-317-0088
Passcode:	10155754

Additionally, a live and archived webcast of the conference call will be available at http://zto.investorroom.com.

About ZTO Express (Cayman) Inc.

ZTO Express (Cayman) Inc. (NYSE: ZTO and SEHK:2057) (“ZTO” or the “Company”) is a leading and fast-growing express delivery company in China. ZTO provides express delivery service as well as other value-added logistics services through its extensive and reliable nationwide network coverage in China.

ZTO operates a highly scalable network partner model, which the Company believes is best suited to support the significant growth of e-commerce in China. The Company leverages its network partners to provide pickup and last-mile delivery services, while controlling the mission-critical line-haul transportation and sorting network within the express delivery service value chain.

For more information, please visit http://zto.investorroom.com.

Safe Harbor Statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to the Company’s unaudited results for the first quarter of 2021, ZTO management quotes and the Company’s financial outlook.

These forward-looking statements are not historical facts but instead represent only the Company’s belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of its control. The Company’s actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Announced results for the first quarter 2021 are preliminary, unaudited and subject to audit adjustment. In addition, the Company may not meet its financial outlook included in this news release and may be unable to grow its business in the manner planned. The Company may also modify its strategy for growth. In addition, there are other risks and uncertainties that could cause the Company’s actual results to differ from what it currently anticipates, including those relating to the development of the e-commerce industry in China, its significant reliance on the Alibaba ecosystem, risks associated with its network partners and their employees and personnel, intense competition which could adversely affect the Company’s results of operations and market share, any service disruption of the Company’s sorting hubs or the outlets operated by its network partners or its technology system. For additional information on these and other important factors that could adversely affect the Company’s business, financial condition, results of operations, and prospects, please see its filings with the U.S. Securities and Exchange Commission.

All information provided in this press release and in the attachments is as of the date of the press release. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, after the date of this release, except as required by law. Such information speaks only as of the date of this release.

UNAUDITED CONSOLIDATED FINANCIAL DATA

Summary of Unaudited Consolidated Comprehensive Income Data:

	Three Months Ended Mar 31,
	2020	2021
	RMB	RMB	US$
	(in thousands, except for share and per share data)
Revenues	3,915,889	6,472,537	987,902
Cost of revenues	(3,097,229)	(5,376,004)	(820,538)
Gross profit	818,660	1,096,533	167,364
Operating (expenses)/income:
Selling, general and administrative	(560,051)	(620,224)	(94,665)
Other operating income, net	113,403	156,571	23,897
Total operating expenses	(446,648)	(463,653)	(70,768)
Income from operations	372,012	632,880	96,596
Other income/(expenses):
Interest income	126,227	75,482	11,521
Interest expense	(291)	(15,582)	(2,378)
Gain from fair value changes of financial instruments	-	15,799	2,411
Foreign currency exchange gain/(loss),before tax	16,453	(333)	(51)
Income before income tax, and share of loss in equity method investments	514,401	708,246	108,099
Income tax expense	(129,772)	(149,638)	(22,839)
Share of loss in equity method investments	(13,656)	(25,082)	(3,828)
Net income	370,973	533,526	81,432
Net loss (income) attributable to noncontrolling interests	3,727	99	15
Net income attributable to ZTO Express (Cayman) Inc.	374,700	533,625	81,447
Net income attributable to ordinary shareholders	374,700	533,625	81,447
Net earnings per share/ADS attributable to ordinary shareholders
Basic	0.48	0.64	0.10
Diluted	0.48	0.64	0.10
Weighted average shares used in calculating net earnings per ordinary share/ADS
Basic	782,354,037	828,504,517	828,504,517
Diluted	782,553,924	828,504,517	828,504,517
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	176,926	17,911	2,734
Comprehensive income	547,899	551,437	84,166
Comprehensive loss (income) attributable to noncontrolling interests	3,727	99	15
Comprehensive income attributable to ZTO Express (Cayman) Inc.	551,626	551,536	84,181

Unaudited Consolidated Balance Sheets Data:

	As of
	December 31, 2020	March 31, 2021
	RMB	RMB	US$
		(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	14,212,778	11,074,124	1,690,241
Restricted cash	133,196	404,048	61,670
Accounts receivable, net	746,013	721,511	110,124
Financing receivables	492,159	531,534	81,128
Short-term investment	3,690,402	5,528,308	843,785
Inventories	53,070	51,833	7,911
Advances to suppliers	589,042	635,302	96,966
Prepayments and other current assets	2,334,688	2,520,114	384,645
Amounts due from related parties	73,278	55,078	8,407
Total current assets	22,324,626	21,521,852	3,284,877
Investments in equity investee	3,224,463	3,231,216	493,180
Property and equipment, net	18,565,161	19,286,227	2,943,653
Land use rights, net	4,360,673	4,740,924	723,606
Intangible assets, net	41,832	40,282	6,148
Operating lease right-of-use assets	876,259	871,501	133,017
Goodwill	4,241,541	4,241,541	647,386
Deferred tax assets	720,561	988,442	150,866
Long-term investment	1,842,000	1,974,680	301,395
Long-term financing receivables	1,970,340	1,947,143	297,192
Other non-current assets	537,294	756,104	115,404
Amounts due from related parties-non current	500,000	512,000	78,146
TOTAL ASSETS	59,204,750	60,111,912	9,174,870

LIABILITIES AND EQUITY
Current liabilities
Short-term bank borrowing	1,432,929	2,914,791	444,884
Accounts payable	1,635,888	1,551,327	236,779
Notes payable	326,200	100,980	15,413
Advances from customers	1,119,666	1,196,208	182,577
Income tax payable	48,628	-	-
Amounts due to related parties	16,655	36,382	5,553
Operating lease Liabilities	246,394	240,127	36,651
Acquisition consideration payable	22,942	22,942	3,502
Dividends payable	11,198	1,365,307	208,387
Other current liabilities	4,487,084	3,869,612	590,615
Total current liabilities	9,347,584	11,297,676	1,724,361
Non-current operating lease Liabilities	502,481	520,760	79,484
Deferred tax liabilities	254,987	246,297	37,592
TOTAL LIABILITIES	10,105,052	12,064,733	1,841,437

Shareholders’ equity
Ordinary shares (US$0.0001 par value; 10,000,000,000 shares authorized, 855,301,115 shares issued and 828,869,972 shares outstanding as of December 31, 2020; 855,301,115 shares issued and 827,127,508 shares outstanding as of March 31, 2021)	553	553	84
Additional paid-in capital	30,613,948	29,499,693	4,502,533
Treasury shares, at cost	(2,578,870)	(3,056,574)	(466,524)
Retained earnings	21,038,753	21,541,857	3,287,930
Accumulated other comprehensive loss	(95,571)	(77,660)	(11,853)
ZTO Express (Cayman) Inc. shareholders’ equity	48,978,813	47,907,869	7,312,170
Noncontrolling interests	120,885	139,310	21,263
Total Equity	49,099,698	48,047,179	7,333,433
TOTAL LIABILITIES AND EQUITY	59,204,750	60,111,912	9,174,870

Summary of Unaudited Consolidated Cash Flow Data:

	Three Months Ended March 31,
	2020	2021
	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	177,791	476,952	72,797
Net cash used in investing activities	(714,703)	(4,371,990)	(667,296)
Net cash provided by financing activities	297,654	993,968	151,709
Effect of exchange rate changes on cash, cash equivalents and restricted cash	17,315	33,268	5,078
Net decrease in cash, cash equivalents and restricted cash	(221,943)	(2,867,802)	(437,712)
Cash, cash equivalents and restricted cash at beginning of period	5,277,414	14,360,092	2,191,778
Cash, cash equivalents and restricted cash at end of period	5,055,471	11,492,290	1,754,066

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the condensed consolidated balance sheets that sum to the total of the same such amounts shown in the condensed consolidated statements of cash flows:

	As of
	March 31,	March 31,
	2020	2021
	RMB	RMB	US$
		(in thousands)
Cash and cash equivalents	5,020,188	11,074,124	1,690,241
Restricted cash, current	21,169	404,048	61,670
Restricted cash, non-current	14,114	14,118	2,155
Total cash, cash equivalents and restricted cash	5,055,471	11,492,290	1,754,066

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended Dec 31,
	2020	2021
	RMB	RMB	US$

	(in thousands, except for share and per share data)
Net income	370,973	533,526	81,432
Add:
Share-based compensation expense(1)	264,154	248,027	37,856
Adjusted net income	635,127	781,553	119,288

Net income	370,973	533,526	81,432
Add:
Depreciation	392,580	495,708	75,660
Amortization	15,648	25,651	3,915
Interest expenses	291	15,582	2,378
Income tax expenses	129,772	149,638	22,839
EBITDA	909,264	1,220,105	186,224

Add:
Share-based compensation expense	264,154	248,027	37,856
Adjusted EBITDA	1,173,418	1,468,132	224,080

(1)	Net of income taxes of nil

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended Dec 31,
	2020	2021
	RMB	RMB	US$

	(in thousands, except for share and per share data)
Net income attributable to ordinary shareholders	374,700	533,625	81,447
Add:
Share-based compensation expense(1)	264,154	248,027	37,856
Adjusted Net income attributable to ordinary shareholders	638,854	781,652	119,303

Weighted average shares used in calculating net earnings per ordinary share/ADS
Basic	782,354,037	828,504,517	828,504,517
Diluted	782,553,924	828,504,517	828,504,517

Net earnings per share/ADS attributable to ordinary shareholders
Basic	0.48	0.64	0.10
Diluted	0.48	0.64	0.10

Adjusted net earnings per share/ADS attributable to ordinary shareholders
Basic	0.82	0.94	0.14
Diluted	0.82	0.94	0.14

(1)	Net of income taxes of nil

For investor and media inquiries, please contact:

ZTO Express (Cayman) Inc.

Investor Relations

E-mail: ir@zto.com

Phone: +86 21 5980 4508